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                              July 8, 2021

       Richard C. Wheeless, III
       President and Director
       Pegasus Medical Holdings, Inc.
       c/o Richard C. Wheeless III
       6647 Saint Andrews Cross, Unit D
       Liberty Township, OH

                                                        Re: Pegasus Medical
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed July 2, 2021
                                                            File No. 000-56282

       Dear Mr. Wheeless:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G Filed July 2,
2021

       Executive Compensation, page 15

   1. We note your revision and response to comment 4. Revise here to disclose that the one million founder shares
granted to Mr. Wheeless at inception were valued at $250 million.
       Forum Selection - Certificate of Incorporation, page 18

   2. We note your amended certificate of incorporation now identifies the United States
                                                        District Court for the
District of Delaware, "or such federal court having jurisdiction," as the exclusive forum for
certain litigation arising under the Securities Act of 1933. Revise your disclosure to
state that investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In addition, disclose any material risks or impacts on investors,
including but not limited to any increased costs to bring a claim and that this provision can
discourage claims or limit investors' ability to bring a claim in a
 Richard C. Wheeless, III
Pegasus Medical Holdings, Inc.
July 8, 2021
Page 2
      judicial forum that they find favorable. Please further revise to state that there is uncertainty as to whether a court will enforce this provision. In this regard, we note that
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameRichard C. Wheeless, III
                                                             Division of
Corporation Finance
Comapany NamePegasus Medical Holdings, Inc.
                                                             Office of Real
Estate & Construction
July 8, 2021 Page 2
cc:       Theodore Ghorra, Esq.
FirstName LastName